SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C.  20549

	Schedule 13G

	Under the Securities Exchange Act of 1934
	(Amendment No.     )*

	Teradyne, Inc.
	________________________________________
	(Name of Issuer)

	Common Stock
	________________________________________
	(Title of Class of Securities)

	88077010
	_________________________
	(CUSIP Number)


Check the following box if a fee is being paid with this statement []. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d - 7.)

* The remainder of the cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))




CUSIP No.  88077010     13G
          __________                   ___   ___

1.	NAME OF REPORTING PERSON
	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	Metropolitan Life Insurance Company
	(I.R.S. NO. 13-5581829)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)  [   ]  Not applicable.
(b)  [   ]  Not applicable.

3.	SEC USE ONLY


4.	CITIZENSHIP OR PLACE OF ORGANIZATION
	A New York corporation.


				5.	SOLE VOTING POWER
						4,599,600
	NUMBER OF
	SHARES		6.	SHARED VOTING POWER
	BENEFICIALLY			- 0 -
	OWNED BY EACH
	REPORTING		7.	SOLE DISPOSITIVE POWER
	PERSON WITH			4,821,700

				8.	SHARED DISPOSITIVE POWER
						- 0 -

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON
					4,821,700

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
		5.81%

12.	TYPE OF REPORTING PERSON*
	HC, IC




SCHEDULE 13G

	Item 1 (a).	Name of Issuer
	Teradyne, Inc.

	Item 1 (b).	Address of Issuer's Principal
Office:
	321 Harrison Avenue
	Boston, MA  02118

	Item 2 (a).	Name of Person Filing
	Metropolitan Life Insurance Company
	By Jane C. Weinberg, Associate General
Counsel.

	Item 2 (b)	Address of Principal Business
Office:
	One Madison Avenue
	New York, New York 10010.

	Item 2 (c).	Citizenship
	A New York corporation.

	Item 2 (d).	Title of Class of Securities
	Common Stock

	Item 2 (e).	CUSIP Number
	88077010

	Item 3.	If this statement is filed pursuant to
Rules 13d-1(b), or 13d-2(b), check whether the
person filing is a:
	(a) [ ]	Broker or Dealer registered under
Section 15 of the Act.
	(b) [ ]	Bank as defined in Section 3 (a) (6) of
the Act.
	(c) [X]	Insurance Company as defined in Section
3 (a) (19) of the Act.
	(d) [ ]	Investment Company registered under
Section 8 of the Investment Company Act.
	(e) [ ]	Investment Adviser registered under
Section 203 of the Investment Advisers Act of 1940.
	(f) [ ]	Employee Benefit Plan, Pension Fund
which is subject to the provisions of the Employee
Retirement Income Security Act of 1974 or Endowment
Fund
	(g) [X]	Parent Holding Company, in accordance
with Section 240.13d-1(b) (ii) (G) (Note: See Item
7).
	(h) [ ]	Group, in accordance with Section
240.13d-1 (b) (1) (ii) (H)


SCHEDULE 13G

Item	     4.	Ownership.

If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)
(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

	(a)	Amount Beneficially Owned:  4,821,700

	(b)	Percent of Class:  5.81%

	(c)	Number of shares as to which such person has:

	(i)	sole power to vote or to direct the
			vote:  4,599,600
	(ii)	shared power to vote or to direct the
			vote:  -0-
	(iii)	sole power to dispose or to direct the
			disposition of:  4,821,700
	(iv)	shared power to dispose or to direct
			the disposition of:  -0-

MetLife disclaims beneficial interest in 4,807,000 and 500 shares of the foregoing securities of which State Street Research and Management Company, Inc.
and Subsidiaries of New England Investment
Companies, L.P., respectively, are the investment advisers.

Item	5.	Ownership of Five Percent or Less of a
Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [].

Item	6.	Ownership of More than Five Percent on
Behalf of Another Person.
	    Not applicable.


SCHEDULE 13G

Item	     7.	Identification and Classification of
the Subsidiary Which Acquired the Security Being
Reported on By the Parent Holding Company: State
Street Research and Management Company, Inc. and subsidiaries of New England Investment Companies,
L.P.,  Investment Advisers registered under Section
203 of the Investment Advisers Act, and Metropolitan
Life Insurance Company of Canada, an affiliated
Insurance Company, are the beneficial owners of 4,807,000, 500, and 14,200 shares, respectively, of the securities reported upon in Item 4(a) hereof.

Item 8.	Identification and Classification of
Members of the Group.

			Not applicable.

Item 9.	Notice of Dissolution of Group.

			Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

	Date:	February 13, 1997
	Signature:	/s/ Jane C. Weinberg
		Jane C. Weinberg
		Associate General Counsel